Exhibit 3.3

CERTIFICATE OF DESIGNATION
OF THE SERIES A PREFERRED STOCK
OF
SUNESIS PHARMACEUTICALS, INC.

Pursuant to Section 151 of the
General Corporation Law of the State of Delaware

The undersigned, Daniel N. Swisher, Jr., hereby certifies that:

ONE:                 The name of this corporation is Sunesis Pharmaceuticals, Inc. (the “Company” or the “Corporation”) and the date of filing the original Certificate of Incorporation of this Corporation with the Secretary of State of the State of Delaware is February 10, 1998.

TWO:                 He is the duly elected and acting President and Chief Executive Officer of this Corporation.

THREE:                      The Amended and Restated Certificate of Incorporation of the Company filed with the Secretary of State of the State of Delaware on September 30, 2005 (the “Restated Certificate”) authorizes a class of stock designated Preferred Stock (the “Preferred Stock”), comprising five million (5,000,000) shares, and provides that such Preferred Stock may be issued from time to time in one or more series, and vests authority in the Board of Directors of the Company (the “Board of Directors”) to fix or alter the powers, preferences, rights, restrictions and other matters granted to or imposed upon any wholly unissued series of the Preferred Stock.

FOUR:                 Pursuant to the provisions of Section 151 of the General Corporation Law of the State of Delaware and the authority vested in the Board of Directors by the Restated Certificate, the Board of Directors does hereby provide for the creation of one series of the Preferred Stock, one hundredth of one cent ($0.0001) par value per share, of the Company, and to the extent that the voting powers and the designations, preferences and relative, participating, optional or other special rights thereof and the qualifications, limitations or restrictions of such rights have not been set forth in the Restated Certificate, does hereby fix the same as follows:

A.           Series A Preferred Stock.  Five million (5,000,000) of the authorized shares of Preferred Stock are hereby designated “Series A Preferred Stock” (the “Series A Preferred”). The powers, preferences, rights, restrictions and other matters relating to the Series A Preferred are as follows:

1.           Dividend Rights.  The holders of the shares of Series A Preferred shall be entitled to participate, when, as and if declared by the Board of Directors out of funds legally available for the purpose, on an as-converted basis with respect to any dividends payable to the holders of Common Stock.

2.           Voting Rights.

a.           General Rights.  Except as otherwise provided herein or as required by law, the Series A Preferred shall vote together with the shares of Common Stock on all matters and not as a separate class, at any annual or special meeting of stockholders of the Company, and may act by written consent in the same manner as the Common Stock, in either case upon the following basis: each holder of shares of Series A Preferred shall be entitled to such number of votes as shall be equal to the whole number of shares of Common Stock into which such holder’s aggregate number of shares of Series A Preferred are convertible (pursuant to Section 4 hereof) as of the close of business on the record date fixed for such meeting or the effective date of such written consent.

b.           Separate Vote of Series A Preferred. For so long as at least two hundred and fifty thousand (250,000) shares of Series A Preferred (subject to adjustment for any stock split, reverse stock split or other similar event affecting the Series A Preferred after the filing date hereof) remain outstanding, in addition to any other vote or consent required herein or by law, the vote or written consent of the holders of at least a majority of the outstanding Series A Preferred (the “Requisite Holders”) shall be necessary for effecting or validating the following actions (whether by merger, recapitalization or otherwise):

(i)           Any Change of Control (as defined in Section 3 below);

(ii)           Any declaration or payment of dividends on the Company’s capital stock;

(iii)           Any distribution of cash, securities or other property of the Company to any of its security holders, other than in the ordinary course of business consistent with past practice;

(iv)           Any redemption of securities of the Company;

(v)           Any amendment of the Company’s Certificate of Incorporation or Bylaws;

(vi)           Any voluntary liquidation, dissolution or winding up of the Company;

(vii)           Any creation (by reclassification or otherwise) or authorization of a new class or series of shares having rights, preferences or privileges senior to or on parity with the Series A Preferred;

(viii)           Any issuance of Common Stock (a “Common Stock Financing”); provided, however, that no consent of the Series A Preferred shall be required pursuant to this paragraph (viii) for the Common Equity Closing (as such term is defined in that certain Securities Purchase Agreement, dated March 31, 2009, by and between the Company and the other parties thereto (as amended from time to time, the “Purchase Agreement”)) and the other transactions contemplated by the Purchase Agreement; and provided, further, that no consent of the Series A Preferred shall be required under this paragraph (viii) for any Common Stock Financing that (A) provides aggregate gross cash proceeds to the Company equal to or greater than the Minimum Aggregate Common Equity Subscription Amount (as such term is defined in the Purchase Agreement) and (B) has a purchase price per share of Common Stock equal to or greater than $0.44 per share, subject to adjustment for any stock dividends, combinations, splits, recapitalizations and the like; notwithstanding the foregoing, this paragraph (viii) shall automatically terminate and be of no force or effect upon the earlier of (I) receipt by the Company of the Non-Participation Notice (as such term is defined in the Purchase Agreement), (II) January 15, 2010, if the Cash Balance Notice (as such term is defined in the Purchase Agreement) reflects a Cash (as such term is defined in the Purchase Agreement) balance of less than $4.0 million as of January 8, 2010 and no Purchaser Put Notice (as such term is defined in the Purchase Agreement) is delivered to the Company on or before January 15, 2010, (III) December 31, 2010, if no Cash Balance Notice delivered prior to such date reflects a Cash balance less than $4.0 million, and (IV) five (5) Trading Days following the delivery to the Lead Purchasers (as such term is defined in the Purchase Agreement) of a Cash Balance Notice reflecting a Cash balance of the Company of less than $4.0 million and no Purchaser Put Notice is delivered.

(ix)           Any issuance of shares of capital stock of the Company, other than a Common Stock Financing or pursuant to the Purchase Agreement, incurrence of indebtedness (whether or not convertible into shares of capital stock of the Company) or grant of any security interest in the Company (or any subsidiary thereof) or their respective assets;

(x)           Any increase or decrease in the authorized number of shares of Series A Preferred; or

(xi)           Any amendment of the rights, preferences or privileges of the Series A Preferred.

3.           Liquidation Rights.

a.           Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, before any distribution or payment shall be made to the holders of any Common Stock, the holders of Series A Preferred shall be entitled to be paid out of the assets of the Company legally available for distribution, or the consideration received in such transaction, an amount per share of Series A Preferred equal to $10.35 plus all declared and unpaid dividends on such Series A Preferred for each share of Series A Preferred held by them (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof).

b.           After the payment of the full liquidation preference of the Series A Preferred as set forth in Section 3(a) above, the remaining assets of the Company legally available for distribution (or the consideration received in such transaction), if any, shall be distributed ratably to the holders of the Common Stock.

c.           Unless otherwise waived by the Requisite Holders at such time as a Change of Control is approved pursuant to Section 2(b) above, a Change of Control shall be deemed a liquidation for purposes of this Section 3. A “Change of Control” shall mean and consist of any of the following events:

(i)           Any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization own less than 50% of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; or any transaction or series of related transactions to which the Company is a party in which in excess of fifty percent (50%) of the Company’s voting power is transferred other than the sale of equity securities issued pursuant to the Purchase Agreement (an “Acquisition”); or

(ii)           A sale, exclusive license or exclusive partnering (in either case, on a worldwide or regional basis) of a majority or more of the assets of the Company (an “Asset Transfer”).

d.           In any of such events specified in Section 3(c), if the consideration received by Company is other than cash, its value will be deemed its fair market value as determined in good faith by the Board of Directors.  Any securities shall be valued as follows:

(i)           Securities not subject to investment letter or other similar restrictions on free marketability covered by (ii) below:

(a)           If traded on a securities exchange or through the NASDAQ Global Market, NYSE or other national stock exchange quotation system, the value shall be deemed to be the average of the closing prices of the securities on such quotation system over the thirty (30) day period ending three (3) days prior to the closing;

(b)           If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty (30) day period ending three (3) days prior to the closing; and

(c)           If there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors.

(ii)           The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder’s status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in (i)(a), (b) or (c) to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors.

e.           If, upon any such liquidation, dissolution, or winding up, the assets of the Company (or the consideration received in such transaction) shall be insufficient to make payment in full to all holders of Series A Preferred of the liquidation preference set forth in Section 3(a) above, then such assets (or consideration) shall be distributed among the holders of Series A Preferred at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled with respect to their shares of Series A Preferred, and, immediately following any such distribution, the Series A Preferred shall be cancelled.

4.           Conversion Rights.

The holders of the Series A Preferred shall have the following rights with respect to the conversion of the Series A Preferred into shares of Common Stock (the “Conversion Rights”):

a.           Optional Conversion.  Subject to and in compliance with the provisions of this Section 4, any shares of Series A Preferred may, at the option of the holder, be converted at any time after the “Convertibility Date” into fully-paid and nonassessable shares of Common Stock. The number of shares of Common Stock to which a holder of Series A Preferred shall be entitled upon conversion shall be the product obtained by multiplying the “Series A Preferred Conversion Rate” then in effect (determined as provided in Section 4(b)) by the number of shares of Series A Preferred being converted.  The “Convertibility Date” shall be the earliest to occur of (i) one day following the closing of an Alternative Common Stock Financing (each such term as defined in the Purchase Agreement) or (ii) January 24, 2011.

b.           Series A Preferred Conversion Rate.  The conversion rate in effect at any time for conversion of the Series A Preferred (the “Series A Preferred Conversion Rate”) shall be the quotient obtained by dividing the Original Issue Price by the “Series A Preferred Conversion Price,” calculated as provided in Section 4(c); provided, however, that in the event of a Special Mandatory Conversion (as defined below), the Series A Preferred Conversion Rate shall be as set forth in Section 4(m)(i) below.   The “Original Issue Price” of the Series A Preferred shall be $2.20 (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof).

c.           Series A Preferred Conversion Price.  The conversion price for the Series A Preferred shall initially be equal to $0.22 (the “Series A Preferred Conversion Price”).  Such initial Series A Preferred Conversion Price shall be adjusted from time to time in accordance with this Section 4.  All references to the Series A Preferred Conversion Price herein shall mean the Series A Preferred Conversion Price as so adjusted.

d.           Mechanics of Conversion.  Each holder of Series A Preferred who desires to convert the same into shares of Common Stock pursuant to this Section 4 shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Company or any transfer agent for the Series A Preferred, and shall give written notice to the Company at such office that such holder elects to convert the same.  Such notice shall state the number of shares of Series A Preferred being converted.  Thereupon, the Company shall promptly (which shall be no later than three (3) business days) issue and deliver at such office to such holder a certificate or certificates for the number of shares of Common Stock to which such holder is entitled and pay (i) in cash or, to the extent sufficient funds are not then legally available therefor, in Common Stock (at the Common Stock’s Fair Market Value calculated as of the date of such conversion), any declared and unpaid dividends on the shares of Series A Preferred being converted, and (ii) in cash (at the Common Stock’s Fair Market Value calculated as of the date of conversion) the value of any fractional share of Common Stock otherwise issuable to any holder of Series A Series Preferred.  Such conversion shall be deemed to have been made at the close of business on the date of such surrender of the certificates representing the shares of Series A Preferred to be converted, and the person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on such date. The “Fair Market Value” of the Common Stock as of the date of the conversion shall be determined as follows:

(i)           If traded on a securities exchange or through the NASDAQ Global Market, NYSE or other national stock exchange quotation system, the value shall be deemed to be the average of the closing prices of the securities on such quotation system over the thirty (30) day period ending three (3) days prior to the conversion;

(ii)             If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty (30) day period ending three (3) days prior to the conversion; and

(iii)           If there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors.

e.           Adjustment for Stock Splits and Combinations.  If the Company shall at any time or from time to time after the date that the first share of Series A Preferred is issued (the “Original Issue Date”) effect a subdivision of the outstanding Common Stock without a corresponding subdivision of the Preferred Stock, the Series A Preferred Conversion Price in effect immediately before that subdivision shall be proportionately decreased.  Conversely, if the Company shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock into a smaller number of shares without a corresponding combination of the Preferred Stock, the Series A Preferred Conversion Price in effect immediately before the combination shall be proportionately increased.  Any adjustment under this Section 4(e) shall become effective at the close of business on the date the subdivision or combination becomes effective.

f.           Adjustment for Common Stock Dividends and Distributions.  If the Company at any time or from time to time after the Original Issue Date makes, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in additional shares of Common Stock, in each such event the Series A Preferred Conversion Price that is then in effect shall be decreased as of the time of such issuance or, in the event such record date is fixed, as of the close of business on such record date, by multiplying the Series A Preferred Conversion Price then in effect by a fraction (i) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and (ii) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution; provided, however, that if such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series A Preferred Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series A Preferred Conversion Price shall be adjusted pursuant to this Section 4(f) to reflect the actual payment of such dividend or distribution.

g.           Adjustments for Other Dividends and Distributions.  If the Company at any time or from time to time after the Original Issue Date makes, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Company other than shares of Common Stock, in each such event provision shall be made so that the holders of the Series A Preferred shall receive upon conversion thereof, in addition to the number of shares of Common Stock receivable thereupon, the amount of other securities of the Company which they would have received had their Series A  Preferred been converted into Common Stock on the date of such event and had they thereafter, during the period from the date of such event to and including the conversion date, retained such securities receivable by them as aforesaid during such period, subject to all other adjustments called for during such period under this Section 4 with respect to the rights of the holders of the Series A Preferred or with respect to such other securities by their terms.

h.           Adjustment for Reclassification, Exchange and Substitution.  If at any time or from time to time after the Original Issue Date, the Common Stock issuable upon the conversion of the Series A Preferred is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification or otherwise (other than an Acquisition or Asset Transfer as defined in Section 3 above or a subdivision or combination of shares or stock dividend or a reorganization, merger, consolidation or sale of assets provided for elsewhere in this Section 4), in any such event each holder of Series A Preferred shall then have the right to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the maximum number of shares of Common Stock into which such shares of Series A Preferred could have been converted immediately prior to such recapitalization, reclassification or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof.

i.           Reorganizations, Mergers or Consolidations.  If the Company at any time or from time to time after the Original Issue Date makes, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Company other than shares of Common Stock, in each such event provision shall be made so that the holders of the Series A Preferred shall receive upon conversion thereof, in addition to the number of shares of Common Stock receivable thereupon, the amount of other securities of the Company which they would have received had their Series A Preferred been converted into Common Stock on the date of such event and had they thereafter, during the period from the date of such event to and including the conversion date, retained such securities receivable by them as aforesaid during such period, subject to all other adjustments called for during such period under this Section 4 with respect to the rights of the holders of the Series A Preferred or with respect to such other securities by their terms.

j.           Certificate of Adjustment.  In each case of an adjustment or readjustment of the Series A Preferred Conversion Price for the number of shares of Common Stock or other securities issuable upon conversion of the Series A Preferred, if the Series A Preferred is then convertible pursuant to this Section 4, the Company, at its expense, shall compute such adjustment or readjustment in accordance with the provisions hereof and prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to each registered holder of Series A Preferred at the holder’s address as shown in the Company’s books.  The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (i) the Series A Preferred Conversion Price at the time in effect and (ii) the number of shares of Common Stock and the type and amount, if any, of other property which at the time would be received upon conversion of the Series A Preferred.

k.           Notices of Record Date.  Upon (i) any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or (ii) any Acquisition (as defined in Section 3) or other capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company, or any Asset Transfer (as defined in Section 3), or any voluntary or involuntary dissolution, liquidation or winding up of the Company, the Company shall mail to each holder of Series A Preferred at least twenty (20) days prior to the record date specified therein (or such shorter period approved by the holders of a majority of the outstanding Series A Preferred) a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (B) the date on which any such Acquisition, reorganization, reclassification, Asset Transfer, dissolution, liquidation or winding up is expected to become effective, and (C) the date, if any, that is to be fixed as to when the holders of record of Series A Preferred (or other securities) shall be entitled to exchange their shares of Series A Preferred (or other securities) for securities or other property deliverable upon such Acquisition, reorganization, reclassification, Asset Transfer, dissolution, liquidation or winding up.

l.           Automatic Conversion.

(i)           Each share of Series A Preferred shall automatically be converted into shares of Common Stock, based on the then-effective Series A Preferred Conversion Price, upon the earlier of: (A) the affirmative election of the Requisite Holders, or (B) the date, at any time following the closing of an Alternative Common Stock Financing, on which the per share fair market value (or the per share Closing Bid Price (as defined in the Purchase Agreement) if the Common Stock is quoted on the NASDAQ Global Market, NYSE or other national stock exchange quotation system) of the Common Stock has been equal to at least $0.66 on each trading day over a period of thirty (30) consecutive trading days and with an average daily trading volume during such thirty (30) consecutive trading days equal to or greater than two hundred thousand (200,000) shares, in either case, subject to adjustment for any stock dividends, combinations, splits, recapitalizations and the like, as reported by such exchange, or (C) the Common Equity Closing Date (as defined in the Purchase Agreement).  Upon such automatic conversion, any declared and unpaid dividends shall be paid in accordance with the provisions of Section 4(d).

(ii)           Upon the occurrence of either of the events specified in Section 4(l)(i) above, the outstanding shares of Series A Preferred shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Company or its transfer agent; provided, however, that the Company shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Series A Preferred are either delivered to the Company or its transfer agent as provided below, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement reasonably satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates. Upon the occurrence of such automatic conversion of the Series A Preferred, the holders of Series A Preferred shall surrender the certificates representing such shares at the office of the Company or any transfer agent for the Series A Preferred.  Thereupon, there shall be issued and delivered to such holder promptly (which shall be no later than three (3) business days) at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Common Stock into which the shares of Series A Preferred surrendered were convertible on the date on which such automatic conversion occurred, and any declared and unpaid dividends shall be paid in accordance with the provisions of Section 4(d).

m.           Special Mandatory Conversion.

(i)           If a holder of Series A Preferred fails to purchase all or a portion of its Pro Rata Amount (as defined below) of the shares of Common Stock required to be purchased by such holder at the Common Equity Closing pursuant to the Purchase Agreement (the “Common Equity Closing”), then the Applicable Portion (as defined below) of the shares of Series A Preferred Stock held by such holder shall be automatically, without any further action on the part of the Company or such holder, converted into shares of Common Stock at an adjusted Series A Preferred Conversion Rate equal to one (1), subject to any adjustments that may have been made under Sections 4(e) through 4(i) hereof between the issuance of the Series A Preferred and the Common Equity Closing. Such conversion is referred to as a “Special Mandatory Conversion.”

(ii)           Upon a Special Mandatory Conversion, each holder of shares of Series A Preferred converted pursuant to Section 4(m)(i) shall be sent written notice of such Special Mandatory Conversion.  Such shares of Series A Preferred shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Company or its transfer agent; provided, however, that the Company shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Series A Preferred are either delivered to the Company or its transfer agent as provided below, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement reasonably satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates.  Upon the occurrence of such automatic conversion of the Series A Preferred, the holders of Series A Preferred shall surrender the certificates representing such shares at the office of the Company or any transfer agent for the Series A Preferred.  Thereupon, there shall be issued and delivered to such holder promptly (which shall be no later than three (3) business days) at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Common Stock into which the shares of Series A Preferred surrendered were convertible pursuant to Section 4(m)(i) above.

(iii)           Definitions.

(a)           “Pro Rata Amount” shall mean, with respect to any holder of Series A Preferred Stock, the maximum number of shares of Common Stock that such holder is required to purchase at the Common Equity Closing as set forth in the Purchase Agreement.

(b)           “Applicable Portion” shall mean, with respect to any holder of shares of Series A Preferred Stock, a number of shares of Series A Preferred Stock calculated by multiplying the aggregate number of shares of Series A Preferred Stock held by such holder immediately prior to the Common Equity Closing by a fraction, the numerator of which is equal to the amount, if positive, by which such holder’s Pro Rata Amount exceeds the number of shares of Common Stock actually purchased by such holder in such Common Equity Closing, and the denominator of which is equal to such holder’s Pro Rata Amount.

n.           Fractional Shares.  No fractional shares of Common Stock shall be issued upon conversion of Series A Preferred. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series A Preferred by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share.  If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional share, the Company shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the Common Stock’s Fair Market Value (calculated as of the date of conversion).

o.           Reservation of Stock Issuable Upon Conversion.  The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series A Preferred, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series A Preferred.  If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

p.           Notices.  Any notice required by the provisions of this Section 4 shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or in the event the party being notified is outside the United States, ten (10) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with verification of receipt, or in the event the party being notified is outside the United States, five (5) business days after deposit with an internationally recognized overnight courier, specifying next day delivery, with verification of receipt.  All notices shall be addressed to each holder of record at the address of such holder appearing on the books of the Company.

q.           Payment of Taxes.  The Company will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of shares of Common Stock upon conversion of shares of Series A Preferred, excluding any tax or other charge imposed in connection with any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of Series A Preferred so converted were registered.

5.           Redemption.  The Series A Preferred shall not be redeemable by the Company.

6.           No Reissuance of Series A Preferred.  No share or shares of Series A Preferred acquired by the Company shall be reissued.

FIVE:                 The foregoing Certificate of Designation has been duly approved by the Board of Directors.

* * * * *

In Witness Whereof, Sunesis Pharmaceuticals, Inc. has caused this Certificate of Designation to be signed by its President and Chief Executive Officer this 3rd day of April, 2009.

Sunesis Pharmaceuticals, Inc. By: /s/ Daniel N. Swisher Daniel N. Swisher, Jr. President and Chief Executive Officer